Exhibit 99.1

Gorilla Technology Reports for Full Year 2025:

Record Revenue of $101.4 Million and

Major Profitability Turnaround

– 2025 Revenue reached a record $101.4 million, up 35.7% year-on-year, demonstrating continued strong sales growth and execution –

– EPS improved by 91.7% year-on-year –

– IFRS operating loss improved by $53.2 million, or 79.6% year-on-year –

– Adjusted EBITDA remains strong at $19.1 million, maintaining strong adjusted profitability during investment growth period –

– Total operating expense reduced by 54.4% to $47.5 million, reflecting continued cost discipline and earnings quality –

London, United Kingdom – (Newsfile Corp. – March 02, 2026) – Gorilla Technology Group Inc. (NASDAQ: GRRR) (“Gorilla” or the “Company”), a global solution provider in Security Intelligence, Network Intelligence, Business Intelligence, IoT technology and data centres, today announced financial results for the year ended December 31, 2025, delivering record full-year revenue and a substantial year-on-year improvement in profitability as the business continued to scale globally with disciplined execution.

Key highlights include:

Record revenue growth: Revenue for the year ended December 31, 2025, was $101.4 million, compared with $74.7 million for the year ended December 31, 2024, an increase of 35.7%. This marks the first time in Gorilla’s history that annual revenue has exceeded $100 million. The increase was driven by the Company’s continued execution across AI infrastructure, public safety and enterprise programmes in key international markets.

Major profitability turnaround: The Company delivered a transformational improvement in reported results for the year ended December 31, 2025, with IFRS operating loss narrowing to $(13.7) million from $(66.9) million for the year ended December 31, 2024. This represents a $53.2 million improvement, or a 79.6% year-on-year reduction in IFRS operating loss, underscoring a genuine operating turnaround.

Continued focus on cost discipline and earnings quality: Total operating expenses for the year ended December 31, 2025, were $47.5 million, compared to $104.3 million for the year ended December 31, 2024, a reduction of 54.4%. IFRS net loss narrowed to $(11.3) million from $(64.8) million in the prior year, representing an improvement of $53.5 million, or 82.6% year-on-year, reflecting a clear improvement in the Company’s operating structure and financial discipline, while still making the necessary investments for continued growth.

Adjusted profitability remains strong while investing for growth: Adjusted EBITDA for the year ended December 31, 2025 was $19.1 million and non-IFRS net income was $19.9 million for the year ended December 31, 2025. Gorilla maintained strong adjusted profitability while investing in growth capacity, including the expansion of offices, a significant increase in research and development capabilities and accelerated product development. The company saved substantially on finance-related costs due to its lower debt load.

Earnings per share inflection: IFRS basic EPS improved significantly to $(0.51) for the year ended December 31, 2025, compared with $(6.13) for the year ended December 31, 2024, representing an improvement of 91.7% year-on-year. Adjusted basic EPS was $0.89 for the year ended December 31, 2025. This reflects a sharp improvement in reported per share performance while preserving positive adjusted earnings.

Net cash: Finished the year with total cash of $104.8 million, including restricted deposits of $5.3 million. The total debt load was $13.8 million, down 35.6% from $21.4 million in the prior year. Through the refinancing of certain lending agreements and the repayment of others, the Company materially reduced its deposits previously held as collateral against loan obligations in an amount of $5.3 million.

Share Repurchase Programme: In 2025, Gorilla also continued to execute its capital allocation strategy through share repurchases and spent $3.5 million on buybacks, reflecting its conviction in the intrinsic value of the business while continuing to fund growth, research and development and strategic execution.

Further Updates: In the first two months of 2026, the Company collected more than $22 million from its largest customers, representing payment for solutions delivered and invoiced in 2025. The Company remains focused on disciplined cash collection and working capital management. As of February 26, 2026, the Company had $108.4 million of unrestricted cash and $116.6 million of total cash. It has spent an additional $3.0 million on share buybacks in the calendar year 2026.

Statement from Jay Chandan, Chairman and CEO:

“2025 was a defining year for Gorilla. We delivered what we promised to the market, and we did it with discipline. Crossing $101 million in revenue for the first time in our history is a meaningful milestone for our team and investors. What’s even more important, though, is how we got here: we grew revenue by 35.7% while materially reducing operating expenses leading to significant narrowing of our reported losses.

“Our 2025 results are built on delivered work, disciplined cost control, and improved quality of earnings. We are not managing for optics, instead, we are managing for execution.

“We are watching the market conversation shift from ‘Did you beat the quarter?’ to ‘Will AI spending hold up?’ That’s a fair debate, but it misses the fulcrum. AI is no longer a discretionary software trend, rather, it is becoming a national capability and a core operating layer for enterprises.

“The next phase of AI demand cannot be defined by one buyer or one deal. It will be defined by many buyers across various sectors that are building permanent capacity. These will include governments, regulated enterprises, telecom operators, logistics networks, financial services platforms and more.

“AI compute is shifting from a training led cycle to an inference led cycle. That does not reduce demand, it broadens it. Inference pushes AI into everyday workflows and mission critical operations, which increases the need for distributed compute across regional data centres and edge environments where latency, data residency and resiliency requirements matter.

“Data sovereignty is not a buzzword but becoming policy and procurement reality. Governments and critical industries are increasing local capacity because they do not want their national data, law enforcement workloads, border security workloads, citizen services and strategic economic models sitting in foreign jurisdictions.

“Enterprises are no longer asking ‘Can we experiment with AI?’ but ‘How do we deploy a secure and regulatory compliant AI at predictable unit economics?’ That shifts decision making away from hype and towards infrastructure, governance, security and cost per inference.

“Telecom operators are not just selling bandwidth anymore. They are becoming infrastructure orchestrators. They have the fibre, the last mile, the enterprise relationships and the regulatory posture to build compliant regional AI platforms. That is a structural tailwind for regional data centres and sovereign AI infrastructure.

“This is exactly the evolution we are positioning for. AI infrastructure is moving from a small number of centralised mega builds to a network of sovereign and regional platforms built around data locality, latency and compliance. Our internal market work, informed by multiple datasets, partner inputs and active customer conversations, shows the scale of this build cycle.

“That is why we are advancing data centre and AI infrastructure activity across Singapore, Malaysia, Thailand, India and Indonesia. We are expanding our evaluation work in India and progressing our strategy in the Middle East, which includes Saudi Arabia where an MoU has been signed and we are actively exploring data centre development opportunities. We are also exploring opportunities to buy and / or build our own data centre assets. Ownership changes the model: more control over delivery, stronger long-term positioning and the potential to build recurring infrastructure-led revenue streams rather than relying only on project cycles.

“In parallel, we are strengthening our product edge for this next phase of adoption. Our post quantum cryptography SD WAN solution is on track to be ready in April 2026, and our lawful interception product suite remains in continued research and development as we expand sovereign grade capability across security, intelligence and compliance led deployments.

“We are positioned for this evolution. We design, build and deploy sovereign-grade platforms, and we operate in the real world of procurement cycles, national requirements, compliance and service levels.

“I encourage the market to look at the signals that matter in infrastructure businesses: mobilisation activity, delivery cadence, collections and cash conversion. Our top customer projects are progressing strongly and customer satisfaction is reflected in payment behaviour. We aim to be cash flow positive this year with sustained discipline in delivery, overhead control and cash collections.

“Finally, Gorilla Technology Capital is a game changing catalyst for our next phase. It is designed to expand our ability to execute larger infrastructure programmes by structuring capital efficiently, aligning long-duration funding with long-duration assets, and enabling customers to move faster with clearer financing pathways. It strengthens our ability to scale data centre builds, accelerate GPU infrastructure deployment and participate in materially larger mandates with institutional grade structures and governance.”

“We are excited to continue to deliver in the year ahead.”

Outlook for 2026:

Gorilla entered 2026 with strong operating momentum and a clear focus on execution in one of the fastest growing infrastructure sectors, globally. We are actively advancing our AI infrastructure and data centre build strategy across India, Malaysia, Thailand and Indonesia and we continue to evaluate opportunities in India and the Middle East as part of our broader regional expansion.

Independent industry estimates indicate the Asia Pacific data centre market is expected to reach approximately $35.8 billion in 2026 and grow to approximately $94.1 billion by 2031, with installed capacity rising from approximately 29,300 Megawatts (“MW”) in 2025 to approximately 63,100 MW by 2030. India is also scaling rapidly, with JLL reporting total inventory of 1,123 MW of IT load capacity as of H1 2025 and strong AI driven demand growth. Middle East market estimates point to continued expansion from approximately $3.5 billion in 2026 toward approximately $7.2 billion by 2031.

Against this backdrop, the Company’s pipeline currently stands in excess of $7 billion, which has increased largely due to advanced stage AI and GPU infrastructure opportunities in key markets including Saudi Arabia, Thailand, Indonesia, India and Malaysia. Recent project updates include:

●	Delivered the first phase of the deployment of a lawful interception project with a major investigation bureau in APAC.
●	Won a project with the special Police Unit in Taiwan focused on forest preservation.
●	Signed a MoU with a large real estate operator in Saudi Arabia to partner on local data centre opportunities.

Gorilla’s customer projects continue to perform, with execution progressing well and customer relationships remaining robust. Thus far in 2026, Gorilla collected more than $22 million for solutions delivered and invoiced in 2025. Additional meaningful collections in the coming weeks are expected to further support liquidity, working capital discipline and execution across active programmes.

In parallel, Gorilla continues to invest in product and innovation capability to support long -term growth and margin quality. Its post quantum cryptography solution for SD-WAN is targeted to be ready in April 2026, and the Company is continuing research and product development across the lawful interception product suite and related intelligence capabilities.

Statement from Bruce Bower, CFO:

“With our capital structure now a strength rather than a constraint, Gorilla enters 2026 with real financial firepower. In 2025, we materially reduced operating expenses, sharply improved reported losses and maintained strong adjusted profitability while continuing to invest in growth. That combination reflects a more disciplined operating model and a stronger quality of earnings.

“We exited the year with substantial liquidity, including total cash of $104.8 million as of the end of 2025. We also reduced debt to $13.8 million, leaving the Company with a very strong net cash position. This balance sheet strength gives us the flexibility to execute existing mandates, support working capital through delivery cycles and fund expansion with discipline. Our priorities for 2026 are to maintain tight financial controls, improve cash conversion and support the business as we aim to become cash flow positive. We will continue to consider additional buybacks as we believe the price of our stock continues to substantially undervalue Gorilla, both in terms of our historical fiscal performance and our strategic plans going forward.”

Financials

Gorilla Technology Group Inc. and Subsidiaries

Condensed Consolidated Balance Sheets

(Expressed in United States dollars)

	As of
	December 31, 2025	December 31, 2024
Items	(Unaudited and Unreviewed)
Assets
Current assets
Cash and cash equivalents and Restricted deposits	$104,830,557	$37,472,301
Accounts receivable, net and Unbilled receivables	111,994,621	59,976,352
Other current assets	16,452,852	29,222,923
Total current assets	233,278,030	126,671,576
Non-current assets
Property and equipment	15,749,411	14,939,143
Intangible assets and Right-of-use assets	3,054,848	3,437,006
Deferred tax assets, net	11,938,173	6,938,213
Other non-current assets	7,394,117	1,810,044
Total non-current assets	38,136,549	27,124,406
Total assets	$271,414,579	$153,795,982

Liabilities and Equity
Liabilities
Current liabilities
Borrowings	$10,391,379	$17,045,829
Accounts and other payables	46,042,759	28,490,211
Stock warrant liabilities	241,006	20,082,272
Income tax liabilities	11,588,564	9,028,829
Other current liabilities	1,882,594	664,144
Total current liabilities	70,146,302	75,311,285
Non-current liabilities
Long-term borrowings	3,404,363	4,372,188
Deferred tax liabilities	652,782	42,897
Other non-current liabilities	1,131,293	965,759
Total non-current liabilities	5,188,438	5,380,844
Total liabilities	75,334,740	80,692,129
Equity
Share capital	26,356	19,443
Treasury shares at cost	(2,105,274)	(33,206,628)
Other equity	198,158,757	106,291,038
Total equity	196,079,839	73,103,853
Total liabilities and equity	$271,414,579	$153,795,982

Gorilla Technology Group Inc. and Subsidiaries

Condensed Consolidated Statements of Comprehensive Income (Loss)

(Expressed in United States dollars)

	Years ended December 31,
	2025	2024
Items	(Unaudited and Unreviewed)
Revenues, net	$101,360,657	$74,674,030
Cost of revenues	(67,484,636)	(37,365,807)
Gross profit	33,876,021	37,308,223
Operating expense	(47,544,508)	(104,250,398)
Operating loss	(13,668,487)	(66,942,175)
Net loss	$(11,276,598)	$(64,794,616)

Basic loss per share	$(0.51)	$(6.13)

Gorilla Technology Group Inc. and Subsidiaries

Condensed Consolidated Statements of Cash Flows

(Expressed in United States dollars)

	Years ended December 31,
	2025	2024
	(Unaudited and Unreviewed)
Net cash used in operating activities	$(28,924,085)	$(29,649,982)
Net cash provided by investing activities	5,724,325	16,636,834
Net cash provided by financing activities	101,191,087	27,975,750
Effect of exchange rate changes	(158,414)	1,429,743
Net increase in cash and cash equivalents	$77,832,913	$16,392,345
Cash and cash equivalents at beginning of year	$21,699,202	$5,306,857
Cash and cash equivalents at end of year	$99,532,115	$21,699,202

Reconciliation of non-IFRS Financial Measures to IFRS Measures

In addition to its reported results in accordance with International Financial Reporting Standards (IFRS) followed by the Company, it has included in this release certain financial measures that are considered non-IFRS financial measures, including the following:

(i)     Earnings before interest, taxes, depreciation, and amortization (EBITDA);

(ii)    Adjusted EBITDA; and

(iii)   Adjusted net income and adjusted earnings per share.

Reconciliation of Operating Income (Loss) to EBITDA and Adjusted EBITDA

	Years ended December 31,
	2025	2024
	(Unaudited and Unreviewed)
Items	(Amount in USD)
Operating loss (IFRS)	$(13,668,487)	$(66,942,175)
Add: Depreciation expenses	753,406	574,121
Add: Amortization expenses	560,273	821,201
EBITDA (non-IFRS)	$(12,354,808)	$(65,546,853)
Add: Restructuring costs (1)	-	432,774
Add: Exchange loss from currency devaluation (2)	25,652,684	25,332,651
Add: Fair value measurement of financial instruments, net (3)	1,039,329	59,540,069
Add: Stock-based compensation expenses (4)	4,768,696	201,908
Adjusted EBITDA (non-IFRS)	$19,105,901	$19,960,549

Reconciliation of Net Loss and Loss per Share to Adjusted Net Income and Adjusted Earnings per Share

	Years ended December 31,
	2025		2024
	(Unaudited and Unreviewed)
	(Amount in USD)
Items	Amount	EPS Impact per share	Amount	EPS Impact per share
Net loss (IFRS)	$(11,276,598)	$(0.51)	$(64,794,616)	$(6.13)
Add: Restructuring costs (1)	-	-	432,774	0.04
Add: Exchange loss from currency devaluation (2)	25,652,684	1.15	25,332,651	2.40
Add: Fair value measurement of financial instruments, net (3)	1,039,329	0.05	59,540,069	5.64
Add: Stock-based compensation expenses (4)	4,768,696	0.21	201,908	0.02
Less: Tax effects of stock-based compensation expenses	(635,874)	(0.03)	-	-
Add: Amortization of acquired intangible assets (5)	342,000	0.02	535,500	0.05
Adjusted Net income (non-IFRS)	$19,890,237	$0.89	$21,248,286	$2.01
Adjusted diluted earnings per share (non-IFRS)		$0.88		$2.01

Notes:

1.	Restructuring costs – includes expenses related to organizational restructuring, including severance payments.
2.	Exchange loss from currency devaluation – is the devaluation of monetary assets denominated in the Egyptian pound primarily due to depreciation of the Egyptian pound against the U.S. dollar.
3.	Fair value measurement of financial instruments – includes notional non-cash impact of fair value remeasurement of convertible preference shares and warrants.
4.	Stock-based compensation expenses – includes non-cash expenses recognized in connection with restricted stock unit awards granted to employees and directors, which vest based on service conditions.
5.	Amortization of acquired intangible assets – includes non-cash amortization expense related to intangible assets recognized from asset acquisitions.

About Gorilla Technology Group Inc.

Headquartered in London U.K., Gorilla is a global solution provider in Security Intelligence, Network Intelligence, Business Intelligence, IoT technology and data centres. We provide a wide range of solutions, including Smart City, Network, Video, Security Convergence and IoT, across select verticals of Government & Public Services, Manufacturing, Telecom, Retail, Transportation & Logistics, Healthcare and Education, by using AI and Deep Learning Technologies.

Our expertise lies in revolutionizing urban operations, bolstering security and enhancing resilience. We deliver pioneering products that harness the power of AI in intelligent video surveillance, facial recognition, license plate recognition, edge computing, post-event analytics and advanced cybersecurity technologies. By integrating these AI-driven technologies, we empower Smart Cities to enhance efficiency, safety and cybersecurity measures, ultimately improving the quality of life for residents.

For more information, please visit our website: Gorilla-Technology.com.

Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. Gorilla’s actual results may differ from its expectations, estimates and projections and consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “might” and “continues,” and similar expressions are intended to identify such forward-looking statements. These forward-looking statements include, without limitation, statements regarding our beliefs about future revenues, our ability to convert our pipeline, our ability to attract the attention of customers and investors alike, along with those other risks described under the heading “Risk Factors” in the Form 20-F Gorilla filed with the Securities and Exchange Commission (the “SEC”) on April 30, 2025 and those that are included in any of Gorilla’s future filings with the SEC. These forward-looking statements involve significant risks and uncertainties that could cause actual results to differ materially from expected results. Most of these factors are outside of the control of Gorilla and are difficult to predict. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated or anticipated by such forward-looking statements. Readers are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Gorilla undertakes no obligation to update forward-looking statements to reflect events or circumstances after the date they were made except as required by law or applicable regulation.

Public Relations Contact	Investor Relations Contact
Samantha Dowd Prosek Partners GRRR@prosek.com	Dave Gentry RedChip Companies, Inc. 1-407-644-4256 GRRR@redchip.com